PORTAL RESOURCES LTD.

NOTICE OF
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 16, 2011

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of shareholders of Portal Resources Ltd. (the “Company”) will be held at the head office of the Company at 1600, 144 – 4th Avenue SW, Calgary, Alberta on Friday, December 16, 2011 at 10:00 a.m. (Mountain Standard Time) (the “Meeting”) for the following purposes:

1.

to receive the audited financial statements of the Company for the financial year ended June 30, 2011 with auditor’s report thereon;

2.

to elect six directors for the ensuing year;

3.

to appoint the Company’s auditor for the ensuing year;

4.

to authorize the Board of Directors to fix the auditor’s remuneration for the ensuing year;

5.

to approve the Company’s new Stock Option Plan, which is a “rolling 10%” stock option plan, as more particularly described in the accompanying Management Information Circular;

6.

to consider and, if thought fit, to approve a special resolution to reduce the Company’s paid-up share capital and accumulated deficit by $13,671,414, representing the amount that is unrepresented by net available assets; and

7.

to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular, Proxy Form (or Request for Voting Instructions, as applicable) and Return Card also accompany this Notice of Meeting.

Only shareholders of record at the close of business on November 14, 2011 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Registered shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy Form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by no later than 10:00 a.m. (Mountain Standard Time) on December 14, 2011 or, if the Meeting is adjourned, by no later than 10:00 a.m. (Mountain Standard Time) on the second last business day prior to the date on which the Meeting is reconvened, or may deposited with the chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 18 day of November, 2011.

BY ORDER OF THE BOARD

“David N. Hottman” DAVID N. HOTTMAN

President, Chairman and Chief Executive Officer